CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Points International Ltd. of our audit report dated March 7, 2007 and as amended March 19, 2008 relating to the restated consolidated financial statements as of December 31, 2006 for the year then ended.

/s/ Mintz & Partners LLP

Toronto, Ontario	Licensed Public Accountants
March 31, 2008	Independent Registered Chartered Accountants